UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Mighty Well, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      September 27, 2016

Physical address of issuer
45 Catherine St., Newport, RI 02840

Website of issuer
mightywell.com

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$586,820.09	$203,598.06
Cash & Cash Equivalents	$287,478.36	$119,996.67
Accounts Receivable	$13,367.60	$2,259.74
Short-term Debt	$27,039.62	$39,060.94
Long-term Debt	$1,488,804.36	$890,680.32
Revenues/Sales	$474,865.95	$239,561.52
Cost of Goods Sold	$132,834.58	$74,861.59
Taxes Paid	$6,779.57	$1,050.00
Net Income	-$456,188.05	-$239,010.04

April 1, 2021

FORM C-AR

Mighty Well, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Mighty Well, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at mightywell.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance

with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 1, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Mighty Well, Inc. (the "Company") is a Delaware Corporation, formed on September 27, 2016. The Company was formerly known as PICCPerfect.

The Company is located at 45 Catherine St., Newport, RI 02840.

The Company's website is mightywell.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

We sell functional and stylish medical accessories. We design and develop all of our products and utilize the highest quality materials in the manufacturing process. All of our products are designed with our patients in mind to ensure that they cater to their needs and accomplish their goal of providing comfort and ease for treatment to them. Our products include: peripherally inserted central catheter ("PICC") line covers and Mighty Well branded apparel.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on September 27, 2016. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product

launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Leslie Smith, Maria Del Mar Gomez Viela, Yousef Al-Humaidhi, and Emily Levy who has each, respectively, served as Chairman of the Board from January 5, 2017 to Present; Director from September 28, 2016 to Present; Chief Financial Officer from September 28, 2016 to present; and Chief Executive Officer from September 28, 2016 to present of the Company. The Company has not entered into employment agreements with Leslie Smith, Maria Del Mar Gomez Viela, Yousef Al-Humaidhi, and Emily Levy. There can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Leslie Smith, Maria Del Mar Gomez Viela, Yousef Al¬ Humaidhi, and Emily Levy or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Leslie Smith, Maria Del Mar Gomez Viela, Yousef Al-Humaidhi, and Emily Levy in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event

of their death or disability. Therefore, if any of Leslie Smith, Maria Del Mar Gomez Viela, Yousef Al-Humaidhi, and Emily Levy die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

We rely on other companies to provide fabrics and clothing fixtures for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide fabrics and clothing fixtures, which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular fabric or clothing fixture.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors in China and manufactures in the Dominican Republic and Taiwan because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation. Further, personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

We plan to implement new lines of business and offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S., the Netherlands, and Hong Kong.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of fabric and clothing fixtures. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

The consolidation of retail customers could adversely affect us.
Retail customers, such as e-commerce marketplaces in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Successful development of our products is uncertain.
The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

* delays in product development, clinical testing, or manufacturing;

* unplanned expenditures in product development, clinical testing, or manufacturing;

* failure to receive regulatory approvals;

* inability to manufacture on our own, or through any others, product candidates on a commercial scale;

* failure to achieve market acceptance; and

* emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Certain provisions of the Health Care Reform Law could affect us adversely.
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

The Health Care Reform Law 2
The 3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.

For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation will materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.
To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.
Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential Purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on a small group of third-party distributors to effectively distribute our products outside the United States.

We depend, in part, on e-commerce distributors for the marketing and selling of our products in the U.S., the Netherlands, Hong Kong, and soon the United Kingdom. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.

The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.

An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products and it typically takes several procedures for a physician to become comfortable using the product. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the [product], and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

We depend on fewer suppliers for our products and therefore we may be less able to negotiate price terms with suppliers.

In recent years, pharmaceutical suppliers have been subject to increasing consolidation. As a result, a small number of very large companies control a significant share of the market. Many healthcare organizations also have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to a decrease in the prices for our products and services.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.

Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payor's decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor's decision to cover our products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

We may not timely identify or effectively respond to consumer trends or preferences, involving, e-commerce retail, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing through our e-commerce businesses. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, for e-commerce offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified

vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We sell functional and stylish medical accessories. We design and develop all of our products and utilize the highest quality materials in the manufacturing process. All of our products are designed with our patients in mind to ensure that they cater to their needs and accomplish their goal of providing comfort and ease for treatment to them. Our products include: peripherally inserted central catheter ("PICC") line covers and Mighty Well branded apparel.

Business Plan

The Company is committed to bringing the best user experience to its customers through its innovative products that protect, comfort, and improve the confidence of patients. The Company's business strategy leverages its ability to utilize its community to design and develop its own products to provide its customer's solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its product line in order to widen its reach across the chronically ill market, an approximately 133 million patient population in the US. The Company also supports a community of patients and caregivers which also help to spread awareness of the chronically ill while also spreading the brand in the market. History of the Business We originally carried one product line, PICC lines, catering to a single subset of the vascular access. We have since expanded to cater to the larger market of chronically ill patients. We are currently developing five new products that will capture the vascular access market as a whole, this includes ports, TPN tubes, mastectomy pumps and insulin pumps. We are also in the process of creating products that the large market of chronically ill patients can benefit from, pill cases and treatment packs, which are designed to be more versatile than the existing product line.

History of the Business

We were originally a one product house and have since shifted to a defined brand within the larger market.

The Company's Products and/or Services

Product / Service	Description	Current Market
PICC line covers	Arm sleeves designed to protect and camouflage PICC lines in a patient's arm	Vascular access patients
Mighty Well apparel	Shirts and hats for patients and caregivers in the community.	Chronically ill patients and their caregivers

We are constantly researching and developing new products, which we think might appeal to our customers. We currently offer one medical accessory however we have five new products in the pipeline to be released in the next six months.

We offer our products via our online website and through amazon.com and etsy.com. We also sell to wholesale accounts.

Competition

The Company's primary competitors are Care + Wear, a manufacturer of PICC line covers and chest access clothing. .

The larger market of chronically ill patients is served by other smaller medical accessories manufacturers. A majority of the market is composed of single product companies that focus on niches within the larger market and thus our competition is fragmented into several competitor categories. There is only one competitor that is attempting to unify these markets under a single brand and that is Care + Wear. This is another medical accessory company that started life in 2013. It has yet to move beyond the vascular access market but they are in the process of creating other products outside this niche as we are.

Supply Chain and Customer Base

Given the specialized nature of the products, we are limited to only a few manufacturers that make the best quality of antimicrobial fabrics. As such, we have been getting our raw materials from

Sportek in China and importing them to the U.S. for cutting and sewing. However, moving forward we are changing our base material to one more readily available without sacrificing quality and manufacturing abroad as an alternative to the U.S.

The Company's customers are primarily in the consumer, medical device providers, hospitals, and hospital gift shops.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
M147 P03672-US	PROTECTIVE SECUREMENT DEVICE	Provisional patent held on PICCPerfect cover. Specifically referencing the construction and use case	November 24, 2020	Pending	US
D818,120 S	CATHETER SLEEVE	Ornamental design for a catheter sleeve		May 15, 2018	US

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87359515	US 026 039 044. G & S: Carrying case specifically adapted for carrying diabetic supplies, namely, blood glucose meter, testing strips and also including insulin and other related apparatus; Medical bags designed to hold medical equipment related to vascular access medical devices and other related apparatuses; IC 025. US 022 039. G & S: Headwear; Jackets; Shirts; T-shirts; IC 045. US 100 101. G & S: Organizing and conducting support groups in the field of chronic diseases and other diseases requiring vascular access medical devices	Mighty Well	March 6, 2018	July 4, 2017	USA
5363173	IC 010. US 026 039 044. G & S: Medical products, namely, fitted wearable	Mighty Well	March 6, 2017	December 26, 2017	USA

	protective covers for use in connection with medical equipment in the nature of vascular access medical devices; IC 044. US 100 101. G & S: Providing health information in the field of chronic diseases and other diseases requiring insertable medical equipment in the nature of vascular access medical devices.				

Governmental/Regulatory Approval and Compliance

Our business is not subject to any FDA or safety laws and regulations in the US. Given that a majority of our products are external, not in contact with a vulnerable area, we are subject to the same rules and regulations that surround clothing as opposed to those surrounding medical devices.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 45 Catherine St., Newport, RI 02840

The Company conducts business in RI.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Yousef Al-Humaidhi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Financial Officer: September 28, 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Junior Analyst at Wafra Investment Advisory Group from September 1, 2015 to June 22, 2016
Analyst at Wafra Capital Partners from September 6, 2016 to present.
As the Chief Financial Officer of Mighty Well, Inc., Yousef is responsible for monthly sales reports, accounting, financial forecasting, and overseeing inventory management and reorder points.

Education

Babson College, B.A., Finance and Entrepreneurship

Name

Emily Levy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Executive Officer: September 28, 2016 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

As the Chief Executive Officer of Mighty Well, Inc., Emily is responsible for fundraising, new product development, legal issues related to the Company, and she represents the Company in creating partnerships and in targeted events to increase sales.

Education

Babson College, B.B.A., Technology, Entrepreneurship, and Design (TED)

Name

Leslie Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman of the Board and Chief Operating Officer: January 5, 2017 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

As the Chief Operating Officer of Mighty Well, Inc., Leslie is responsible for managing strategy, business process, products, marketing, sales, investor meetings, and supplier relations.
Member of the Board of Directors of 110% Play Harder from September 2013 to 2017.
Founder of Sheridan Smith Group from August 2005 to Present.
Member of the Board of Directors of Boston Children's Hospital from January 2017 to Present.

Education

Undergraduate degree from Colby-Sawyer College

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in RI.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	962,500
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	259,995
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and SAFE's convert into shares of capital stock.

Type of security	Convertible Notes
Amount outstanding	225,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.

Type of security	Convertible Notes
Amount outstanding	785,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Breakaway Ventures
Amount outstanding	$250,000.00
Interest rate and payment schedule	6% PIKed
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	July 31, 2018
Other material terms	Valuation Cap: $2.0mm Discount Rate: 20% Converts upon raising $3.0mm in priced equity

Type of debt	Founder Loan
Name of creditor	Emily Levy
Amount outstanding	$20,400.00
Interest rate and payment schedule	3% per annum, compounded annually
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	October 19, 2027
Other material terms	N/A

Type of debt	Founder Loan
Name of creditor	Yousef Al-Humaidhi
Amount outstanding	$19,600.00
Interest rate and payment schedule	3% per annum, compounded annually
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	October 19, 2027
Other material terms	N/A

Type of debt	Promissory Notes
Name of creditor	Martha Thomson
Amount outstanding	$50,000.00
Interest rate and payment schedule	3% interest rate with a 2 year term
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 24, 2020
Other material terms	N/A

Type of debt	Promissory Notes
Name of creditor	Social Enterprise Greenhouse
Amount outstanding	$25,000.00
Interest rate and payment schedule	6% interest rate Paid Quarterly
Amortization schedule	Equal principle payments for 12 quarters
Describe any collateral or security	Inventory
Maturity date	December 24, 2021
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Morgan Stanley (and angels)
Amount outstanding	$785,000.00
Interest rate and payment schedule	3% interest rate with no payment schedule
Amortization schedule	NA
Describe any collateral or security	NA
Maturity date	July 24, 2021
Other material terms	Valuation Cap: $5.0mm Maturity Date: July 24, 2021 Converts at the earlier of the maturity date or raising $1.0mm in priced equity

The total amount of outstanding debt of the company is $1,768,151 (A majority of this is convertible debt and SAFE notes which are classified as liabilities until conversion).

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	785,000	$785,000.00	FDA and insurance reimbursement registration fees	July 24, 2019	Regulation D
SAFE (Simple Agreement for Future Equity)	99,995	$99,995.00	Production costs, inventory, marketing, payroll and branding and development expenses	November 17, 2018	Regulation CF
SAFE (Simple Agreement	160,000	$160,000.00	Production costs, inventory, marketing,	April 1, 2018	Regulation D

for Future Equity)			payroll and branding and development expenses.		

Ownership

A majority of the Company is owned by a few people. Those people are Emily Levy, Yousef Al-Humaidhi, Maria del Mar Gomez Viyella, and Leslie Smith.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Yousef Al-Humaidhi	35.1%
Emily Levy	45.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has continued to fund-raise through 2019 raising a total of $225,000. We should have enough liquidity to execute our business plan through 2020 considering the current environment. We intend to be cash flow positive in 2021 however, our biggest challenge has been educating investors and generating interest in investment.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on achieving insurance coverage of a primary product line. The Company incurred total operating expenses of $376,364 and $400,281 for the years ended December 31, 2019 and 2018, respectively. In 2018, the Company generated $90,762 in gross profit, resulting in a net loss of $343,427. In 2019, the Company generated $164,700 in gross profit, resulting in a net loss of $239,010. The Company expenses the cost of general & administrative expenses as incurred and aggregated $53,471 and $75,867 for the years ended December 31, 2019 and 2018, respectively. The Company expenses the cost of sales & marketing as incurred and aggregated $105,629 and $86,332 for the years ended December 31, 2019 and 2018, respectively.

Liquidity and Capital Resources

On November 17, 2018, the Company conducted an offering pursuant to Regulation CF and raised $99,9950.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

Between April 1, 2018, and December 31, 2018, the Company conducted further fundraising to raise $160K From June 1, 2019, to December 31, 2020, the Company conducted a convertible note raise of $785K which is ongoing at the end of the fiscal year.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Yousef Al-Humaidhi
Relationship to the Company	Founder
Total amount of money involved	$19,600.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Loan proceeds
Description of the transaction	Founder Loan
Related Person/Entity	Emily Levy
Relationship to the Company	Founder
Total amount of money involved	$20,400.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Loan proceeds
Description of the transaction	Founder Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Yousef Al-Humaidhi
(Signature)

Yousef Al-Humaidhi
(Name)

CFO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Yousef Al-Humaidhi
(Signature)

Yousef Al-Humaidhi
(Name)

CFO
(Title)

April 1, 2021
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Yousef Al-Humaidhi, being the CFO of Mighty Well, Inc., a Delaware Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Yousef Al-Humaidhi
(Signature)

Yousef Al-Humaidhi
(Name)

CFO
(Title)

April 1, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Mighty Well Inc.

PROFIT AND LOSS
January - December 2020

	TOTAL
Income	
40000 Revenue	
40100 Wellness Wear	534,748.44
40300 Shipping Revenue	33,603.60
40500 Discounts/Refunds	-103,736.09
40900 Speaking Engagements	5,000.00
40903 Sales of Product Income	0.00
40910 Services	5,250.00
Total 40000 Revenue	**474,865.95**
Total Income	**$474,865.95**
Cost of Goods Sold	
50000 COGs	
50100 COG - Wellness Wear	132,834.58
50120 COG - Shipping	76,983.18
50145 COG - Merchant Fees	35,234.26
50150 Other COGS	5,684.18
50155 Fulfillment Costs	34,851.24
50160 Warehouse Costs	3,312.00
Total 50000 COGs	**288,899.44**
Cost of Goods Sold	0.00
Total Cost of Goods Sold	**$288,899.44**
GROSS PROFIT	**$185,966.51**
Expenses	
60000 Staffing Costs	
60010 Payroll	83,170.17
60025 Contractors	288,576.93
60030 Sales Commissions	5,684.82
60105 Payroll Tax Expense	5,843.03
60125 Payroll Fees	4,326.87
Total 60000 Staffing Costs	**387,601.82**
61000 Occupancy Expense	
61010 Rent	6,200.00
Total 61000 Occupancy Expense	**6,200.00**
62000 Operating Expenses	
62005 Office Supplies & Expenses	6,664.87
62010 Telephone/Data	167.20
62015 Software Subscription	4,121.94
62050 Travel & Entertainment	2,127.53
62051 Travel Expense Reimbursements	-1,000.70
Total 62050 Travel & Entertainment	**1,126.83**

Mighty Well Inc.

PROFIT AND LOSS
January - December 2020

	TOTAL
62055 Meals	160.73
Total 62000 Operating Expenses	**12,241.57**
63000 Marketing	
63005 Advertising	57,394.20
63010 Branding	715.50
63015 PR	1,700.00
63025 CRM Software	3,208.51
63030 Website	43.28
63035 Social Media	30,452.70
63050 Marketing Dues & Subscription	5,275.06
63060 Design	77.70
Total 63000 Marketing	**98,866.95**
64000 General & Administrative Expenses	
64100 Professional Services	22,534.77
64105 Legal	46,109.72
64110 Accounting	18,902.70
64200 Insurance	3,265.83
64210 Bank Charges	2,387.09
64220 Interest Expenses	40,409.67
64230 Taxes & License	6,779.57
69999 Uncategorized Expense	0.00
Total 64000 General & Administrative Expenses	**140,389.35**
Fees & Other Charges	
Commissions & fees	0.00
Total Fees & Other Charges	**0.00**
Total Expenses	**$645,299.69**
NET OPERATING INCOME	$ -459,333.18
Other Income	
70000 Other Income & Expenses	
70006 Other Miscellaneous Income	205.13
70008 Grant Revenue, Net of Direct Grant Costs	
700081 NEMIC	2,940.00
Total 70008 Grant Revenue, Net of Direct Grant Costs	**2,940.00**
Total 70000 Other Income & Expenses	**3,145.13**
Total Other Income	**$3,145.13**
NET OTHER INCOME	**$3,145.13**
NET INCOME	**$ -456,188.05**

Mighty Well Inc.

BALANCE SHEET
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Cash Accounts	
10010 B of A Checking	284,539.81
10020 Paypal	1,250.64
10030 Shopify	1,687.91
Total 10000 Cash Accounts	**287,478.36**
Shopify Holding	0.00
Total Bank Accounts	**$287,478.36**
Accounts Receivable	
15000 Accounts Receivable	13,367.60
Total Accounts Receivable	**$13,367.60**
Other Current Assets	
16000 Prepaid Expense	3,686.08
16010 Prepaid Expenses - Shipping	3,723.09
Total 16000 Prepaid Expense	**7,409.17**
17000 Inventory	278,126.35
18000 Research & Development	0.00
Inventory Asset	0.00
Undeposited Funds	438.61
Total Other Current Assets	**$285,974.13**
Total Current Assets	**$586,820.09**
TOTAL ASSETS	**$586,820.09**

Mighty Well Inc.

BALANCE SHEET
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	85,672.88
Total Accounts Payable	**$85,672.88**
Credit Cards	
20100 Credit Card	27,039.62
Total Credit Cards	**$27,039.62**
Other Current Liabilities	
20200 Accrued Expenses	54,724.87
20215 Accrued Sales Tax	3,362.61
20300 Deferred Revenue	0.00
23001 SBA PPP Loan	15,447.00
23002 SBA EIDL Loan	93,100.00
N/A Payable	0.00
Rhoude Island Division of Taxation Payable	0.00
Sales Tax Payable	0.00
State of RI Division of Taxation Payable	0.00
Total Other Current Liabilities	**$166,634.48**
Total Current Liabilities	**$279,346.98**
Long-Term Liabilities	
24000 Long Term Liabilities	
24100 Convertible Note	1,116,174.05
24125 SAFE Note	259,995.00
24150 Notes Payable	112,635.31
Total 24000 Long Term Liabilities	**1,488,804.36**
Total Long-Term Liabilities	**$1,488,804.36**
Total Liabilities	**$1,768,151.34**
Equity	
30000 Equity	
31020 Additional Paid In Capital	12,311.15
31200 Debt Issuance Cost	-14,561.25
Total 30000 Equity	**-2,250.10**
32000 Retained Earnings	-722,893.10
Opening Balance Equity	0.00
Net Income	-456,188.05
Total Equity	**$ -1,181,331.25**
TOTAL LIABILITIES AND EQUITY	**$586,820.09**